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                              March 14, 2024

       Eli Baker
       Chief Executive Officer
       SEAC II Corp.
       955 Fifth Avenue
       New York, NY 10075

                                                        Re: SEAC II Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed March 8, 2024
                                                            File No. 333-276414

       Dear Eli Baker:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Studio Business of Lions Gate Entertainment Corp.
       Unaudited Interim Financial Statements
       Note 10: Revenue, page F-116

   1. We note your response to prior comment 6. Please tell us why amounts previously classified as unbilled
receivables in the eOne historical balance sheet can now be
                                                        classified as accounts
receivable and explain the significant difference in the accounting policy at eOne which
precipitated this treatment.
 Eli Baker
FirstName  LastNameEli Baker
SEAC II Corp.
Comapany
March      NameSEAC II Corp.
       14, 2024
March2 14, 2024 Page 2
Page
FirstName LastName
Entertainment One Film and Television Business
Notes to Combined Financial Statements, page F-151

2. We note your response to prior comment 8 and reissue the comment in part. Please further explain to us your contract asset balances, specifically the timing lag in invoicing and receiving cash flows and the recognition of revenues.
General

3. We note your disclosure on page 60 regarding how you believe you have satisfied the
         80% test for Nasdaq listing. Please note we are considering how this transaction complies with Nasdaq Rule IM-5101-2.
4. We note that cash based on funds remaining in the trust account may be issued to non-
         redeeming public shareholders as part of the merger consideration. Please tell us how this use of funds is consistent with the disclosure in the Form S-1 for Screaming Eagle
         Acquisition Corp.   s IPO that, if    not all of the funds released
from the trust account are
         used for payment of the consideration in connection with our initial business combination, we may use the balance of the cash released to us from the trust account following the closing for general corporate purposes.
        Please contact Nasreen Mohammed at 202-551-3773 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters.
Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Joel Rubinstein